[Manually Signed]


02044607

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 0-31967

Trenwick Group
Pension Plan
(Full title of the plan)

Trenwick America Corporation
One Canterbury Green
Stamford, CT 06901
Tel: 203-353-5500
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)



Trenwick Group Pension Plan

Financial Statements
Years Ended December 31, 2001 and 2000,
Supplemental Schedule
Year ended December 31, 2001

TRENWICK GROUP PENSION PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

To the Participants and Administrator of
Trenwick Group Pension Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Trenwick Group Pension Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2002

TRENWICK GROUP PENSION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
INTEREST BEARING CASH	$ 43,340	$ 5,514
INVESTMENTS (Note 3)	5,582,620	5,540,154
CONTRIBUTIONS RECEIVABLE	95,666	88,783
Net Assets Available for Benefits	$ 5,721,626	$ 5,634,451

The accompanying notes are an integral part of these statements.

TRENWICK GROUP PENSION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS:	
Investment income/(loss):	
Net depreciation in fair value of investments	$ (528,922)
Interest income	74,562
Dividend income	69,256
Gross investment loss	(385,104)
Less investment expenses	(317)
Net investment loss	(385,421)
Employer contributions	811,303
Total additions	425,882
DEDUCTIONS:	
Distributions to participants	338,707
Total deductions	338,707
NET INCREASE	87,175
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of year	5,634,451
End of year	$ 5,721,626

The accompanying notes are an integral part of these statements.

1. DESCRIPTION OF THE PLAN

The following is a brief description of the Trenwick Group Pension Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan, which became effective January 1, 1987, is a tax deferred retirement savings program available to all full time employees of Trenwick America Corporation and Trenwick Group Ltd. (collectively, the "Company") upon the first day of the calendar quarter following both the completion of one year of service and attainment of age 21. Additionally, employees who are not full-time employees of the Company are eligible to participate upon completion of 1,000 hours of service (as defined in the plan) during a twelve-month period of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Under the terms of the Plan, at the completion of each calendar quarter, the Company contributes an amount equal to eight percent of each participant's compensation for that period.

Participant accounts – Contributions are deposited with New York Life Trust Company ("New York Life") and are invested in various investment options as contributions. In addition, each participant's account is credited with an allocable share of earnings from the respective fund(s) in which such contributions have been invested.

Vesting - In accordance with the terms of the Plan, vesting occurs at the rate of twenty percent per year beginning with the completion of two years of service.

Investment options – The Plan permits participants to invest their accounts in either individual investment options or in one of the Portfolios Asset Allocation options available under the Plan. Participants may direct their contributions into twelve different mutual funds. The mutual fund options are: Stable Value Option, Eclipse Money Market Fund, PIMCO Total Return Fund (Administrative Class), Eclipse Value Equity Fund, Vanguard 500 Index Fund, AIM Constellation Fund (Class A), Franklin Small Cap Growth Fund I (Class A), Strong Opportunity Fund, American Century International Growth Fund (Investor Class), and the Trenwick Group Ltd. Company Stock Fund. The Stable Value Option is invested in the New York Life Anchor Account, a fully benefit responsive investment and pooled separate account that guarantees principal and accumulated interest and is stated at contract value which is equal to fair value. The Stable Value Option may also invest in interest bearing cash. The Trenwick Group Ltd. Stock Fund is invested in Trenwick Group Ltd. common stock (See Note 5).

The Portfolios Asset Allocation options are offered as investment alternatives in the Plan. Participants who elect to invest in a Portfolio Asset Allocation option are charged a quarterly investment fee of 0.025%, which is deducted from the participant's account at the end each calendar quarter. A description of each of the Portfolios options as provided by New York Life are as follows:

Portfolio I: Income Oriented Asset Allocation Portfolio – This portfolio allocates assets among four investment options: the Stable Value Option, the PIMCO Total Return Fund, the Vanguard 500 Index Fund and the Strong Opportunity Fund at an initial allocation percentage of 20%, 60%,

8% and 12%, respectively. These allocation percentages may change annually when the Portfolio is reassessed.

Portfolio II: Growth/Income Oriented Asset Allocation – This Portfolio allocates assets among four investment options: the Stable Value Fund, the PIMCO Total Return Fund, the Vanguard 500 Index Fund and the Strong Opportunity Fund at an initial allocation percentage of 20%, 30%, 30% and 20%, respectively. These allocation percentages may change annually when the Portfolio is reassessed.

Portfolio III: Growth Oriented Asset Allocation – Portfolio III allocates assets among five investment options: the PIMCO Total Return Fund, The Eclipse Value Equity Fund, the Vanguard 500 Index Fund, the Franklin Small Cap Growth Fund I and the Strong Opportunity Fund at an initial allocation percentage of 20%, 8%, 30%, 12% and 30%, respectively. These allocation percentages may change annually when the Portfolio is reassessed.

Administrative Fees - Administrative and professional fees of the Plan have been paid by the Company, and personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

Forfeitures – Forfeitures are calculated based upon an employee's non-vested portion of his or her account balance on his or her date of termination from the Plan and are used to reduce the Company's future contributions to the Plan for remaining eligible participants. During the year ended December 31, 2001, forfeitures totaled $50,591.

Payment of Benefits – Upon termination, distributions of an employee's vested account balance are normally made as soon as administratively possible following the date of termination of employment. However, in instances where a participant's vested account balance exceeds $5,000, distributions are deferred until the participant's normal retirement date (age 65) in the form of an annuity, unless requested otherwise in writing by the participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in pooled separate accounts are stated at contract value, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Investment income includes dividend and interest income, and unrealized appreciation (depreciation) in the fair value of investments held in mutual funds. All gains and losses are unrealized. A determination of realized gain or loss will be calculated at the moment all of the funds are liquidated.

Payment of Benefits - Benefits are recorded when paid.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000:

	2001	2000
Stable Value Option	$ 1,428,451	$ 1,168,739
PIMCO Total Return Fund	496,878	485,306
Eclipse Value Equity Fund	652,339	687,708
Vanguard 500 Index Fund	1,795,508	1,871,485
AIM Constellation Fund	533,456	632,201
American Century International Growth Fund	292,470	420,864

During the year ended December 31, 2001, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $528,922.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 13, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code, and therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PARTIES-IN-INTEREST

As of December 31, 2001, the Plan offers the option to hold investments in the common stock of Trenwick Group Ltd. Additionally, amounts directed to the Stable Value Option are invested in the New York Life Anchor Account. New York Life is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In any event of Plan termination, participants would become 100 percent vested in their contributions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:

Net assets available for benefits per the financial statements	$ 5,721,626
Contributions receivable to the Plan at December 31, 2001	(95,666)
Net assets available for benefits per the Form 5500	$ 5,625,960

The following is a reconciliation of employee and employer contributions per the financial statements for the year ended December 31, 2001 to Form 5500:

Employer contributions per the financial statements	$ 811,303
Contributions receivable to the Plan at December 31, 2000	88,783
Contributions receivable to the Plan at December 31, 2001	(95,666)
Employer contributions per the Form 5500	$ 804,420

* * * * * *

EIN #41-1652573
PN #001

TRENWICK GROUP PENSION PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost (1)	Current Value
*New York Life	New York Life Anchor Account (1,312,434 units)		$ 1,385,621
*New York Life	Eclipse Money Market Fund (151,691 units)		151,729
*New York Life	PIMCO Total Return Fund (47,503 units)		496,878
*New York Life	Eclipse Value Equity Fund (53,558 units)		652,339
*New York Life	Vanguard 500 Index Fund (16,956 units)		1,795,508
*New York Life	AIM Constellation Fund (24,138 units)		533,456
*New York Life	Franklin Small Cap Growth Fund (5,807 units)		181,004
*New York Life	Strong Opportunity Fund (3,236 units)		127,161
*New York Life	American Century International Growth Fund (36,696 units)		292,470
*New York Life	Trenwick Gourp Ltd. Stock Fund (963 units)		9,794
			$ 5,625,960

*Party-in-interest

(1) Information omitted because of the absence of conditions under which it is required